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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Landuyt             William                  M.
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   (Last)               (First)                 (Middle)

Millennium Chemicals Inc.
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                                    (Street)
99 Wood Avenue South

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   (City)               (State)                 (Zip)

Iselin                      NJ                   08830
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2. Issuer Name and Ticker or Trading Symbol

Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     May/1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          Chairman and Chief Executive Officer
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
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock $0.01 par value/share    2/28/97        P        V        441       A      19 1/8                  I         401(k)
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Common Stock $0.01 par value/share    3/17/97        P        V      1,036       A      18 1/8                  I         401(k)
                                                                                                                          window
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Common Stock $0.01 par value/share    3/31/97        P        V      1,852       A      18 3/4     2,876        I         401(k)(1)
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Common Stock $0.01 par value/share    4/2/97         P        V         21       A      18 1/4     4,657        I         401(k)
                                                                                                                          window (2)
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Common Stock $0.01 par value/share                                                                16,526        D
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Common Stock $0.01 par value/share                                                               448,053        D         (3)
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Common Stock $0.01 par value/share                                                                   885        I         (4)
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Common Stock $0.01 par value/share                                                                 2,090        I         (5)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of March 31, 1997, expressed as share
    equivalents.   As of such date, approximately 87.6% of the Company Stock
    Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of March 31, 1997.

3. Includes shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long-term Stock Incentive Plan as follows: (i) 112,013 shares which will vest in equal installments on October 8, 1999, 2000 and 2001, and (ii) 336,040 shares which may vest in equal installments on December 31, 9999, 2000 and 2001 subject to the achievement of performance goals based on a cash flow return on investment formula, 50% of which will be distributed upon vesting and 50% of which will be distributed over a five-year period commencing on the date of vesting.

4.  Represents 885 shares held in the name of the Reporting Person's spouse.

5. Represents shares held by two trusts created by the Reporting Person for his two children.




     William M. Landuyt
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.